Exhibit 99.1

Transactions in the Issuer's Common Stock
Since Filing of Schedule 13D on December 1, 2025

Date of Purchase	Shares Purchased (#)	Purchase Price per Share ($)
12/01/2025	10,000	$0.8102
12/02/2025	15,000	$0.9391
12/03/2025	15,000	$0.9261